                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  3)

                      NORWOOD PROMOTIONAL PRODUCTS, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  669729-10-5
                                (CUSIP Number)


  Frank P. Krasovec, President               Richard J. McMahon, Esquire
           FPK, LLC                        Blank Rome Comisky & McCauley LLP
106 East Sixth Street, Suite 300                  One Logan Square
       Austin, Texas 78701              Philadelphia, Pennsylvania 19103-6998
         (210) 227-7629                           (215) 569-5500


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              October 30, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Entities Only)

      Frank P. Krasovec
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          669,250
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          669,250
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      669,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      James P. Gunning, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      John Finnell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,385
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          210,385
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      210,385 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      George Bell Strob
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             58,127 (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          58,127
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      58,127 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Brian P. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,475
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,475
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,475 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Paul W. Larson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, BK, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          64,898
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          64,898
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      64,898 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Russell A. Devereau
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,834
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,834
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,834 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      James Preston
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000 (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        David Kagel

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            27,776

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 6)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,776

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,776 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        John Max Waits

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) PF, BK, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,067

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 6)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,067

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,067 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.39%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        John H. Josephson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            30,728

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 6)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             30,728

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      30,728 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        Liberty Partners Holdings 17, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,135,368

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 6)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,135,368

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,135,368 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (limited liability company)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        Cirrus, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Conneticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            162,756

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 6)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             162,756

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      162,756 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (limited liability company)
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Amendment No. 3 to Schedule 13D report relates to the Common Stock, $0.01 par value per share ("Common Stock"), of Norwood Promotional Products, Inc. (the "Issuer" or the "Company"). The address of the Issuer's principal executive offices is 106 East Sixth Street, Suite 300, Austin, Texas 78701.

Item 2. Identity and Background.

     This statement is being jointly filed by each of the following persons:
Frank P. Krasovec, James P. Gunning, Jr., John Finnell, George Bell Strob, Brian
P. Miller, Paul W. Larson, Russell A. Devereau, James Preston, David Kagel, John Max Waits, John H. Josephson, Liberty Partners Holdings 17, L.L.C ("Liberty") and Cirrus, LLC ("Cirrus")(collectively referred to herein as the "Reporting Persons").

    Due to Mr. Krasovec's ownership of 51.3% of the Issuer's stock, he presently has a Schedule 13G on file with the Commission. Mr. Krasovec's inclusion in this Schedule 13D serves to amend his previous Schedule 13G filing.

     Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his Common
Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of acquiring control of the Issuer through the Merger (as described below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals may become Reporting Persons.

     None of the Reporting Persons or the other persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     As described in Item 4 below, on March 15, 1998, the Issuer and FPK, LLC, a limited liability company ("LLC") formed and wholly owned by Frank P. Krasovec, the Chairman, President and Chief Executive Officer of the Issuer, entered into a Merger Agreement (the "Merger Agreement"). Under the Merger Agreement, LLC formed a wholly-owned subsidiary ("Newco"), which has merged with and into Issuer (the "Merger"), whereupon the separate existence of Newco has ceased, and the Issuer continues as the surviving corporation ("Surviving Corporation"). On October 30, 1998, a Certificate of Merger was duly filed with the Secretary of State of the State of Texas. The Merger became effective on that date (the "Effective Date").

     As a result the Merger, all shares of Common Stock of the Issuer (other than those held by the Reporting Persons and as described in Item 4 below) were converted into the right to receive $20.70 per share. The amount of funds necessary for the purchase of such shares of Common Stock of Issuer was approximately $88.9 million.

     Financing for the Merger and related costs and expenses, including $20.3 million in roll-over equity provided by members of the Buyout Group (as defined in the Merger Agreement), was approximately $159.0 million, of which approximately $88.9 million was required to pay the Merger Consideration to the public shareholders, approximately $40.8 million was incurred to refinance certain of the Issuer's current indebtedness, and approximately $9.0 million was incurred to pay all expenses of the Issuer, LLC, Newco and the members of the Buyout Group in connection with the Merger and the transactions contemplated thereby. Such funds were furnished from (i) equity financing of approximately $46.8 million, consisting of (A) approximately $20.3 million provided by the Buyout Group, (B) approximately $3.5 million from the issuance of Common Stock to Cirrus, LLC, (C) $3 million from the issuance of Common Stock to Liberty and
(D) $20 million from the issuance of Preferred Stock to Liberty, (ii) $100 million in credit facilities provided by Merrill Lynch Capital Corporation, NationsBank, N.A. and NationsBanc Montgomery Securities, consisting of (A) $75 million senior secured term loans which were fully drawn at the Effective Time and (B) a $25 million senior secured revolving credit facility, none of which was drawn at the Effective Date, and (iii) $37 million from the issuance to Liberty of subordinated debt at the Effective Time. The Issuer anticipates funding its working capital needs after the Merger from the senior secured revolving credit facility and from cash flow generated from operations.

     Each Reporting Person (other than Liberty and Cirrus) has obtained the Common Stock that he/she presently holds over a course of years for investment purposes with personal funds, a bank loan that has been paid or as merger consideration as a result of being a stockholder of a company that was purchased by the Issuer. Liberty obtained the Common Stock that it presently holds on the Effective Date pursuant to a Stock and Warrant Purchase Agreement, dated Effective Date, by and among the Issuer, Liberty and the State Board of Administration of Florida with capital contributions from its members and, indirectly, with funds from the State Board of Administration of Florida.
Cirrus obtained the Common Stock that it presently holds on the Effective Date pursuant to a Purchase Agreement, dated Effective Date, by and between the Issuer and Cirrus with capital contributions from its members.


Item 4.  Purpose of Transaction.

     As described in Item 3 above, on March 15, 1998, the Issuer and LLC entered into the Merger Agreement, and on October 30, 1998, a Certificate of Merger was duly filed with the Secretary of State of the State of Texas and the Merger became effective on that date.

     As a result of the consummation of the Merger on the Effective Date:

     (1) each share of Common Stock of the Issuer, issued and outstanding immediately prior to the Effective Date (other than shares held by the Issuer or any of its subsidiaries as treasury stock, shares held by the members of the Buyout Group and shares held by dissenting shareholders who have validly exercised and perfected their dissenters' rights under Texas law) was converted into the right to receive $20.70 in cash, without interest, subject to applicable back-up withholding of taxes. Each share of common stock of Newco issued and outstanding immediately prior to the Effective Date was automatically canceled;

     (2) each option, warrant and convertible debt instrument of the Issuer to purchase Common Stock outstanding immediately prior to the Effective Date (each a "Stock Derivative") continued to be outstanding subsequent to the Effective Date as options, warrants and convertible debt of the Surviving Corporation, subject to all expiration, lapse and other terms and conditions thereof, except that the term of all Stock Derivatives (other than convertible debt and employee incentive stock options) were extended for three years from the date of their current expiration;

     (3) the articles of incorporation and by-laws of the Issuer, as in effect immediately prior to the Effective Date, as amended (a) to convert the par value of the Common Stock from no par to $.01 par value, (b) to authorize the issuance of blank check preferred stock and (c) to authorize the issuance of Series A Preferred Stock, became from and after the Effective Date, the articles of incorporation and by-laws of the Surviving Corporation until amended in accordance with its terms and the Texas Business Corporation Act ("TCBA");

     (4) the directors and officers of Newco immediately prior to the Effective Date became from and after the Effective Date, the directors and officers of the Surviving Corporation. Such persons will continue as directors or officers, as the case may be, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation; and

     (5) the Issuer has delisted its shares of Common Stock from the NASDAQ National Market System.

Item 5.  Interest in Securities of the Issuer.

     As of the filing date of this Amendment No. 3 to the Schedule 13D ("Filing Date"), Mr. Krasovec beneficially owns 669,250 shares of Common Stock, including 15,333 shares that Mr. Krasovec has the right to acquire through the exercise of Issuer stock options vesting on or before December 29, 1998 ("Vested Options") and excluding 14,667 shares that Mr. Krasovec has the right to acquire through the exercise of Issuer stock options that do not vest until after December 29, 1998 ("Unvested Options"). Mr. Krasovec's 669,250 shares of Common Stock represent approximately 51.3% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Mr. Krasovec has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

    As of the Filing Date, Mr. Gunning beneficially owns 500 shares of Common Stock, excluding 16,000 shares that Mr. Gunning has the right to acquire through the exercise of Unvested Options. Mr. Gunning's 500 shares of Common Stock represent approximately 0.04% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Mr. Gunning has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

    As of the Filing Date, Mr. Finnell beneficially owns 210,385 shares of Common Stock, including 12,928 shares that Mr. Finnell has the right to acquire through the exercise of Vested Options and excluding 8,300 shares that Mr. Finnell has the right to acquire through the exercise of Unvested Options. Mr. Finnell's 210,385 shares of Common Stock represent approximately 16.2% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in
Item 6 with respect to the election of directors, Mr. Finnell has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Strob beneficially owns 58,127 shares of Common Stock, including 20,942 shares that Mr. Strob has the right to acquire through the exercise of Vested Options and excluding 20,000 shares that Mr. Strob has the right to acquire through the exercise of Unvested Options. Mr. Strob's 58,127 shares of Common Stock represent approximately 4.4% of the Issuer's outstanding Common Stock as of October 30, 1998. Mr. Strob holds all of his shares of Common Stock jointly with his wife, Debra Ann Strob. Accordingly, Mrs. Strob may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Strob's Common Stock. See also Item 6 with respect to the election of directors.

        As of the Filing Date, Mr. Miller beneficially owns 17,475 shares of Common Stock, excluding 2,167 shares that Mr. Miller has the right to acquire through the exercise of Unvested Options. Mr. Miller's 17,475 shares of Common Stock represent approximately 1.4% of the Issuer's outstanding Common Stock as of October 30, 1998. On January 27, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $17.00 a share. On January 28, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.875 a share. On February 13, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.50 a share. Except as set forth in Item 6 with respect to the election of directors, Mr. Miller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Larson beneficially owns 64,898 shares of Common Stock, including 6,467 shares that Mr. Larson has the right to acquire through the exercise of Vested Options and excluding 2,333 shares that Mr. Larson has the right to acquire through the exercise of Unvested Options. Mr. Larson's 64,898 shares of Common Stock represent approximately 5.0% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in
Item 6 with respect to the election of directors, Mr. Larson has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Devereau beneficially owns 4,834 shares of Common Stock, including 4,334 shares that Mr. Devereau has the right to acquire through the exercise of Vested Options and excluding 5,666 shares that Mr. Devereau has the right to acquire through the exercise of Unvested Options. Mr. Devereau's 4,834 shares of Common Stock represent approximately 0.37% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in
Item 6 with respect to the election of directors, Mr. Devereau has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Preston beneficially owns 1,000 shares of Common Stock, excluding 20,000 shares that Mr. Preston has the right to acquire through the exercise of Unvested Options. Mr. Preston's 1,000 shares of Common Stock represent approximtely 0.08% of the Issuer's outstanding Common Stock as of October 30, 1998. On January 23, 1998, Mr. Preston was granted options under the employee stock option plan to purchase 20,000 shares of Common Stock at $16.75 per share. Mr. Preston holds all of his shares of Common Stock jointly with his wife, Brenda Preston. Accordingly, Mrs. Preston may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Preston's Common Stock. See also
Item 6 with respect to the election of directors.



     As of the Filing Date, Mr. Kagel beneficially owns 27,776 shares of Common Stock, including 20,318 shares that Mr. Kagel has the right to acquire through the exercise of Vested Options and excluding 14,467 shares that Mr. Kagel has the right to acquire through the exercise of Unvested Options. Mr. Kagel's 27,776 shares of Common Stock represent approximately 2.12% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Mr. Kagel has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

          As of the Filing Date, Mr. Waits beneficially owns 18,067 shares of Common Stock, including 11,329 shares that Mr. Waits has the right to acquire through the exercise of Vested Options and excluding 13,833 shares that Mr. Waits has the right to acquire through the exercise of Unvested Options. Mr. Wait's 13,100 shares of Common Stock represent approximately 1.39% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in
Item 6 with respect to the election of directors, Mr. Waits has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Josephson beneficially owns 30,728 shares of Common Stock, including 28,728 shares that Mr. Josephson has the right to acquire through the exercise of vested warrants. Mr. Josephson's 30,728 shares of Common Stock represent approximately 2.33% of the issue's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Mr. Josephson has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Liberty beneficially owns 1,135,368 shares of Common Stock, including 990,440 shares that Liberty has the right to acquire through the exercise of vested warrants. Liberty's 1,135,368 shares of Common Stock represent approximately 46.8% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Liberty has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which it is the beneficial owner.

     As of the Filing Date, Cirrus beneficially owns 162,756 shares of Common Stock. Cirrus' 162,756 shares of Common Stock represent approximately 11.4% of the Issuer's outstanding Common Stock as of October 30, 1998. Except as set forth in Item 6 with respect to the election of directors, Cirrus has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which it is the beneficial owner.

        Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any of the members is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 100% of the outstanding shares of Common Stock of the Issuer.

        The determination of percent beneficial ownership of Common Stock is based upon their being 1,290,012 shares of Common Stock were issued and outstanding as of October 30, 1998.

        Except as described above in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In addition to the relationship and understanding among the Reporting Persons already described in this Schedule, on the Effective Date, the Reporting Persons, and certain other persons as described below, entered into a Shareholders' Agreement which provides for certain rights and responsibilities among the shareholders, including an agreement among the shareholders to vote for Mr. Krasovec and two representatives of Liberty as directors of the Issuer. A copy of the Shareholders Agreement is attached hereto as Exhibit E and incorporated herein by reference. As soon as practicable after the Filing Date, certain members of the Buyout Group intend to sell certain of their shares which they currently hold to certain persons, which persons will include members of the Buyout Group.

        At the present time there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and/or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

        Exhibit A -       Joint Filing Agreement pursuant to Rule
                          13d-1(f)(1)(iii)

        Exhibit B- 1      Credit Agreement dated October 30, 1998 by and between
                          the Issuer, Merrill Lynch & Co., NationsBanc
                          Montgomery Securities LLC, and NationsBank, N.A.



        Exhibit B- 2      Subordinated Loan Agreement dated October 30, 1998 by
                          and between the Issuer and the State Board of Administration of Florida.

        Exhibit B- 3      Stock and Warrant Purchase Agreement dated October 30,
                          1998 by and among the Issuer, Liberty Partners
                          Holdings 17, L.L.C. and the State Board of
                          Administration of Florida.

        Exhibit B- 4      Purchase Agreement dated October 30, 1998 by and
                          between the Issuer and Cirrus, LLC

        Exhibit C*-4      Agreement and Plan of Merger between LLC and Issuer
                          dated March 15, 1998.

        Exhibit D -       Power of Attorney (included on page 18)

        Exhibit E -       Shareholders' Agreement dated October 30, 1998 by and
                          between the Issuer and its shareholders.

-----------------
*Previously Filed

                                  SIGNATURES

     After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank P. Krasovec and James P. Gunning, Jr. and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 3 to Schedule 13D has been signed below by the following persons on the dates indicated.

              SIGNATURE                       DATE
              ---------                       ----


       *                                      November 9, 1998
----------------------------------            ----------------
Frank P. Krasovec

       /s/ James P. Gunning, Jr.              November 9, 1998
----------------------------------            ----------------
James P. Gunning, Jr.

       *                                      November 9, 1998
----------------------------------            ----------------
John Finnel

       *                                      November 9, 1998
----------------------------------            ----------------
James Preston

       *                                      November 9, 1998
----------------------------------            ----------------
Paul W. Larson

       *                                      November 9, 1998
----------------------------------            ----------------
Russell A. Devereau

       *                                      November 9, 1998
----------------------------------            ----------------
George Bell Strob

       *                                      November 9, 1998
----------------------------------            ----------------
Brian P. Miller

        *                                     November 9, 1998
----------------------------------            ----------------
J. Max Waits

        *                                     November 9, 1998
----------------------------------            ----------------
David Kagel

        *                                     November 9, 1998
----------------------------------            ----------------
John H. Josephson

LIBERTY PARTNERS HOLDINGS 17, L.L.C.
By: Liberty Partners, L.P., its manager
    By: Liberty Capital Partners, Inc.,
        By: /s/ G. Michael Stakias
           -------------------------          November 9, 1998
           Name:  G. Michael Stakias          ----------------
           Title: Manager Director

CIRRUS, LLC
By:
    /s/ Timothy Tully                         November 9, 1998
   -------------------                        ----------------
   Name: Timothy Tully
   Title: Managing Member

* By: /s/ James P. Gunning, Jr.
      ----------------------------
      Attorney-in-Fact

                                  APPENDIX A
                                  ----------


-----------------------------------------------------------------------------------------------------------------------
      Name                     Address                Occupation/Principal   Business Address       Citizenship/Place
                                                           Business                                  of Organization
-----------------------------------------------------------------------------------------------------------------------
Frank P. Krasovec          106 E. 6th Street            Chief Executive     106 E. 6th Street             U.S.A.
                           Suite 300                    Officer-Norwood     Suite 300
                           Austin, TX 78701             Promotional         Austin, TX 78701
                                                        Products, Inc.
-----------------------------------------------------------------------------------------------------------------------
James P. Gunning, Jr.      106 E. 6th Street            Chief Financial     106 E. 6th Street             U.S.A.
                           Suite 300                    Officer-Norwood     Suite 300
                           Austin, TX 78701             Promotional         Austin, TX 78701
                                                        Products, Inc.
-----------------------------------------------------------------------------------------------------------------------
John Finnell               106 E. 6th Street            Senior Vice         106 E. 6th Street             U.S.A.
                           Suite 300                    President           Suite 300
                           Austin, TX 78701             Performance         Austin, TX 78701
                                                        Enhancement-
                                                        Norwood Promotional
                                                        Products, Inc.
-----------------------------------------------------------------------------------------------------------------------
George Bell Strob          19923 Encino Grove           President-Radio     615 Perez Street              U.S.A.
                           San Antonio, TX 78259        Cap Company         San Antonio, TX 78207
-----------------------------------------------------------------------------------------------------------------------
Debra Ann Strob            19923 Encino Grove                                                             U.S.A.
                           San Antonio, TX 78259            N/A                   N/A
-----------------------------------------------------------------------------------------------------------------------
Brian P. Miller            3533 Ridgewood Dr.           Plant Manager-      2300 Palmer Street            U.S.A.
                           Pittsburgh, PA 15235         Radio Cap Company   Pittsburgh, PA 15218
-----------------------------------------------------------------------------------------------------------------------
Paul W. Larson             2135 Encino Loop             Vice President      615 Perez Street              U.S.A.
                           San Antonio, TX              Operations-Radio    San Antonio, TX 78207
                           78259                        Cap Company
-----------------------------------------------------------------------------------------------------------------------
James Preston              38 Fair Oaks                 Chief Executive     615 Perez                     Canadian
                           St. Louis, MO 63124          Officer-Radio       San Antonio, TX 78207
                                                        Cap Company
-----------------------------------------------------------------------------------------------------------------------
Brenda Preston             38 Fair Oaks                                                                   Canadian
                           St. Louis, MO 63124               N/A                   N/A
-----------------------------------------------------------------------------------------------------------------------
Russell A. Devereau        40 Kenney Dr.                President-Artmold   40 Kenney Dr.                 U.S.A.
                           Cranston, RI 92829           Products            Cranston, RI 92829
                                                        Corporation
-----------------------------------------------------------------------------------------------------------------------
David Kagel                8700 Bellanca Ave.           President-Barlow    8700 Bellanca Ave.            U.S.A.
                           Los Angeles, CA 90045        Promotional         Los Angeles, CA 90045
                                                        Products, Inc.
-----------------------------------------------------------------------------------------------------------------------
J. Max Waits               2149 NW 135th Street         General Manager-    214 SW Jackson Street         U.S.A.
                           Clive, IA 50325              Air-Tex             Des Moines, IA 50315
                                                        Corporation
-----------------------------------------------------------------------------------------------------------------------
John H. Josephson          c/o Allen & Co. Inc.         Investment Banker   c/o Allen & Co. Inc.          U.S.A.
                           711 Fifth Avenue                                 711 Fifth Avenue
                           New York, New York                               New York, New York
                           10022                                            10022
-----------------------------------------------------------------------------------------------------------------------
Liberty Partner Holdings   1177 Avenue of the Americas  Private Equity      1177 Avenue of the Americas   Delaware
17, L.L.C.                 34th Floor                   Investing           34th Floor
                           New York, NY 10036                               New York, NY 10036
                           Attention: Paul J. Huston                        Attention: Paul J. Huston
-----------------------------------------------------------------------------------------------------------------------
Liberty Investments        1177 Avenue of the Americas  Private Equity      1177 Avenue of the Americas   Delaware
 5, Inc.                   34th Floor                   Investing           34th Floor
                           New York, NY 10036-2714                          New York, NY 10036-2714
                           Attention: Paul J. Huston                        Attention: Paul J. Huston
-----------------------------------------------------------------------------------------------------------------------
Liberty Investment         1177 Avenue of the Americas  Private Equity      1177 Avenue of the Americas   Delaware
 Partners                  34th Floor                   Investing           34th Floor
                           New York, NY 10036-2714                          New York, NY 10036-2714
                           Attention: Paul J. Huston                        Attention: Paul J. Huston
-----------------------------------------------------------------------------------------------------------------------
Liberty Partners, L.P.     1177 Avenue of the Americas  Private Equity      1177 Avenue of the Anericas   Delaware
                           34th Floor                   Investing           34th Floor
                           New York, NY 10036-2714                          New York, NY 10036-2714
                           Attention: Paul J. Huston                        Attention: Paul J. Huston
-----------------------------------------------------------------------------------------------------------------------
Cirrus, LLC                c/o Heron Investments, LLC   Private Equity      c/o Heron Investments, LLC    Connecticut
                           301 Tresset Boulevard        Investing           301 Tresset Boulevard
                           13th Floor                                       13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
                           Attention: Tim Tully                             Attention: Tim Tully
-----------------------------------------------------------------------------------------------------------------------
Daniel P. Tully            Cirrus, LLC                  Retired             Cirrus, LLC                   U.S.A.
                           c/o Heron Investments, LLC                       c/o Heron Investments, LLC
                           301 Tresser Blvd., 13th Floor                    301 Tresser Blvd., 13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
-----------------------------------------------------------------------------------------------------------------------
Eileen T. Ceglarski        Cirrus, LLC                  Housewife           Cirrus, LLC                   U.S.A.
                           c/o Heron Investments, LLC                       c/o Heron Investments, LLC
                           301 Tresser Blvd., 13th Floor                    301 Tresser Blvd., 13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
-----------------------------------------------------------------------------------------------------------------------
Daniel G. Tully            Cirrus, LLC                  Investment Banker   Cirrus, LLC                   U.S.A.
                           c/o Heron Investments, LLC                       c/o Heron Investments, LLC
                           301 Tresser Blvd., 13th Floor                    301 Tresser Blvd., 13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
-----------------------------------------------------------------------------------------------------------------------
Timothy Tully              Cirrus, LLC                  Investor/Trader     Cirrus, LLC                   U.S.A.
                           c/o Heron Investments, LLC                       c/o Heron Investments, LLC
                           301 Tresser Blvd., 13th Floor                    301 Tresser Blvd., 13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
-----------------------------------------------------------------------------------------------------------------------
Elizabeth T. Berry         Cirrus, LLC                  Housewife           Cirrus, LLC                   U.S.A.
                           c/o Heron Investments, LLC                       c/o Heron Investments, LLC
                           301 Tresser Blvd., 13th Floor                    301 Tresser Blvd., 13th Floor
                           Stamford, CT 06901                               Stamford, CT 06901
-----------------------------------------------------------------------------------------------------------------------

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